

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Keith Marshall
President
Public Sneaker Collection LLC
6 Harrison Street, 5th Floor
New York, NY 10013

> **Re: Public Sneaker Collection LLC**
> **Amendment No. 1 to Offering Circular on Form 1-A**
> **Filed August 26, 2022**
> **File No. 024-11940**

Dear Mr. Marshall:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed August 26, 2022

Cover Page

1. We note your response to comment 2 that "[i]t is the intention of the Company that the distribution from the relevant series of Gallery and Collection to their respective holders also be qualified pursuant to the Company's Offering Statement." However, your response does not address why the distribution of securities can be conducted pursuant to an exemption under Regulation A, as opposed to a registration statement filed under the Securities Act. In any event, in order for Gallery's and Collection's initial exchange of assets, which is a pre-curser to the distribution, to be effectuated pursuant to Regulation A, you will need to file this offering statement in each of Gallery and Collection's reporting history (utilizing a co-issuer file number).

You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson